

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

<u>Via U.S. Mail</u>
Pericles DeAvila
Principal Executive Officer
Sector 10, Inc.
222 South Main Street, 5th Floor
Salt Lake City, Utah 84101

> **Re: Sector 10, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 0-24370**

Dear Mr. DeAvila

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchaser of Equity Securities, page 5</u>

1. Please disclose the range of high and low bid information for shares of your common stock for each full quarterly period within the two most recent fiscal years. Refer to paragraph (a)(1)(iii) of Item 201 of Regulation S-K.

<u>Item 8. Financial Statements, page 13</u>

2. We received a letter from M&K CPAs dated May 2, 2012 notifying the Chief Accountant of the Commission that your client-auditor relationship with them ceased. We informed you under letter dated May 25, 2012 that you should file an Item 4.01 Form 8-K immediately to report the resignation or dismissal of M&K CPAs. As of this date, you have not filed the required Form 8-K report. Please do so immediately.

3. We note that the financial statements included in the filing are unaudited. We also note that the financial statements included in Form 10-K for the fiscal years ended March 31, 2012 and 2011 included unaudited financial statements and that the report on your financial statements for the year ended March 31, 2010 and consent of your registered independent public accounting firm were omitted from Form 10-K for the fiscal year ended March 31, 2011. Smaller reporting companies are required to provide financial statements in accordance with Article 8 of Regulation S-X. Please amend your annual reports on Form 10-K for each of the fiscal years ended March 31, 2011, 2012 and 2013 to include audited financial statements that comply with Article 8 of Regulation S-X and to provide the required reports and consents of a registered independent registered public accounting firm. Please refer to Rule 8-02 of Regulation S-X.

Item 9A. Controls and Procedures, page 28

4. Please tell us how management is able to conclude that internal control over financial reporting is effective at the end of the period when management concluded that disclosure controls and procedures are ineffective at the end of the period.

Signatures, page 35

5. The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Please tell us whether Laurence Madison also serves as your controller or principal accounting officer. If so, please indicate each capacity in which he signs the report in future filings. If not, please file an amendment that complies with the signature instructions of Form 10-K. Please refer to the Signature Page and General Instruction D(2)(a) to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief